Exhibit 99.1

monday.com Announces Fourth Quarter and Fiscal Year 2025 Results

Fourth quarter revenue of $333.9 million grew 25% year-over-year monday vibe is the fastest product to surpass $1 million in ARR in monday’s history
Customers with more than $50,000 in ARR now represent 41% of total ARR
Record net adds of customers with more than $100,000 in ARR

New York / Tel Aviv, February 9, 2026 -- monday.com (NASDAQ: MNDY), the AI work platform that turns strategy into execution, at scale, today reported financial results for its fourth quarter and fiscal year ended December 31, 2025.

Management Commentary:

“We delivered another year of strong, disciplined execution in 2025, with 27% revenue growth and a 14% non-GAAP operating margin, while expanding our product portfolio and seeing strong adoption of our AI products,” said monday.com co-founders and co-CEOs Roy Mann and Eran Zinman. “At the same time, we continue to make progress upmarket, as larger customers increasingly adopt more solutions and standardize on monday.com for mission-critical workflows.”

“We delivered strong financial results in 2025 with solid revenue growth and record non-GAAP operating profit and cash generation,” said Eliran Glazer, monday.com CFO. “While foreign exchange rates have created some near-term pressure on margins, the underlying fundamentals remain healthy and we continue to see momentum with larger customers.”

Fourth Quarter Fiscal 2025 Financial Highlights:

●	Revenue was $333.9 million, an increase of 25% year-over-year.
●	GAAP operating income was $2.4 million, compared to $9.6 million in the fourth quarter of 2024; GAAP operating margin was 1%, compared to 4% in the fourth quarter of 2024.
●
Non-GAAP operating income was $41.9 million, compared to $40.3 million in the fourth quarter of 2024. Non-GAAP operating margin was 13%, compared to 15% in the fourth quarter of 2024, reflecting an approximately 180 basis point negative impact from FX.

●
GAAP basic and diluted net income per share was $1.48 and $1.45, respectively, compared to GAAP basic and diluted net income per share of $0.45 and $0.43, respectively, in the fourth quarter of 2024; non-GAAP basic and diluted net income per share was $1.06 and $1.04, respectively, compared to non-GAAP basic and diluted net income per share of $1.13 and $1.08, respectively, in the fourth quarter of 2024.

●
Net cash provided by operating activities was $59.7 million, with $56.7 million of adjusted free cash flow, compared to net cash provided by operating activities of $76.7 million and $72.7 million of adjusted free cash flow in the fourth quarter of 2024.

Fiscal Year 2025 Financial Highlights:

●	Revenue was $1,232.0 million, an increase of 27% year-over-year.
●	GAAP operating loss was $1.7 million, compared to a loss of $21.0 million in fiscal 2024; GAAP operating margin was negative 0%, compared to negative 2% in fiscal 2024.
●
Non-GAAP operating income was $175.3 million, compared to $132.4 million in fiscal 2024. Non-GAAP operating margin was 14%, the same as in fiscal 2024, reflecting an approximately 110 basis point negative impact from FX.

●
GAAP basic and diluted net income per share was $2.31 and $2.24, respectively, compared to GAAP basic and diluted net income per share of $0.65 and $0.62, respectively, in fiscal 2024; non-GAAP basic and diluted net income per share was $4.54 and $4.40, respectively, compared to non-GAAP basic and diluted net income per share of $3.67 and $3.50, respectively, in fiscal 2024.

●
Net cash provided by operating activities was $333.6 million, with $322.7 million of adjusted free cash flow, compared to net cash provided by operating activities of $311.1 million and $295.8 million of adjusted free cash flow in fiscal 2024.

Recent Business Highlights:

●	Net dollar retention rate was 110%.
●	Net dollar retention rate for customers with more than 10 users was 114%.
●	Net dollar retention rate for customers with more than $50,000 in ARR was 116%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 116%.
●	The number of paid customers with more than 10 users was 63,914, up 8% from 59,214 as of December 31, 2024.
●	The number of paid customers with more than $50,000 in ARR was 4,281, up 34% from 3,201 as of December 31, 2024.
●	The number of paid customers with more than $100,000 in ARR was 1,756, up 45% from 1,207 as of December 31, 2024.
●	The number of paid customers with more than $500,000 in ARR was 87, up 74% from 50 as of December 31, 2024.
●	Customers with more than 10 users now represent 81% of ARR, up from 79% as of December 31, 2024.
●	Customers with more than $50,000 in ARR now represent 41% of ARR, up from 36% as of December 31, 2024.
●	Customers with more than $100,000 in ARR now represent 28% of ARR, up from 24% as of December 31, 2024.
●	Customers with more than $500,000 in ARR now represent 6% of ARR, up from 4% as of December 31, 2024.
●	Total remaining performance obligations (RPOs) were $839 million, up 37% from $614 million as of December 31, 2024.
●	Current remaining performance obligations (cRPOs) were $676 million, up 31% from $516 million as of December 31, 2024.
●
The company repurchased approximately 884,000 of its ordinary shares for $135 million as part of its share repurchase program. As of the end of Q4, of the $870 million authorized, approximately $735 million remains available for future share repurchases under the program.

●
monday.com now offers one unified AI platform, with four core AI Work Capabilities - monday sidekick, monday vibe, monday agents and monday workflows; monday vibe surpassed $1 million in ARR in Q4, just 2.5 months since pricing was launched in mid-October 2025.

Financial Outlook:

For the first quarter of fiscal year 2026, monday.com currently expects:

●	Total revenue of $338 million to $340 million, representing year-over-year growth of approximately 20%.
●	Non-GAAP operating income of $37 million to $39 million and operating margin of 11% to 12%, assuming a negative FX impact of 100 to 200 basis points.

For the full year 2026, monday.com currently expects:

●	Total revenue of $1,452 million to $1,462 million, representing year-over-year growth of 18% to 19%.
●	Non-GAAP operating income of $165 million to $175 million and operating margin of 11% to 12%, assuming a negative FX impact of 100 to 200 basis points.
●	Adjusted free cash flow of $275 million to $290 million and adjusted free cash flow margin of 19% to 20%, assuming a negative FX impact of 100 to 200 basis points.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, adjusted free cash flow, which is defined as free cash flow plus costs associated with the build-out and expansion of our corporate headquarters, and adjusted free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue

Annual Recurring Revenue (“ARR”) is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Remaining Performance Obligations

Remaining Performance Obligations (RPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the future.

Current Remaining Performance Obligations

Current Remaining Performance Obligations (cRPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the next 12 months.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered in our app marketplace or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence and machine learning; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross-selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and consistent sales strategies; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions, unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its fourth quarter and fiscal year 2025 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 1347415. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com is the AI work platform that not only helps manage and orchestrate work, but also does the work for you. Over 250,000 customers worldwide use monday.com to bring people, workflows, and AI agents together on one flexible platform, where AI doesn't just assist, it executes. From work management and CRM to service and dev, every monday.com product runs on the same AI layer, automating tasks, running workflows, and helping teams deliver exponentially more with less effort. Visit monday.com to learn more.

CONTACTS

Investor Relations:

Byron Stephen
byron@monday.com

Media Relations:

Ariella Davner
ariellada@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)	(audited)
Revenue	$333,878	$267,976	$1,231,997	$971,995
Cost of revenue	37,333	30,502	133,099	103,691
Gross profit	296,545	237,474	1,098,898	868,304
Operating expenses:
Research and development	84,922	62,332	320,799	213,709
Sales and marketing	170,733	133,643	630,851	533,539
General and administrative	38,505	31,903	148,996	142,090
Total operating expenses	294,160	227,878	1,100,646	889,338
Operating income (loss)	2,385	9,596	(1,748)	(21,034)
Financial income, net	13,554	12,869	61,065	55,500
Income before income taxes	15,939	22,465	59,317	34,466
Income tax benefit (expense)	60,753	540	59,425	(2,094)
Net income	$76,692	$23,005	$118,742	$32,372
Net income per share attributable to ordinary shareholders, basic	$1.48	$0.45	$2.31	$0.65
Net income per share attributable to ordinary shareholders, diluted	$1.45	$0.43	$2.24	$0.62
Weighted-average ordinary shares used in calculating net income per ordinary share, basic	51,686,448	50,604,151	51,444,028	49,908,423
Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	52,928,246	52,942,616	53,086,984	52,420,826

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2025	2024
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$1,503,149	$1,411,602
Marketable securities	162,308	50,004
Accounts receivable, net	30,552	25,804
Prepaid expenses and other current assets	93,055	44,836
Total current assets	1,789,064	1,532,246
LONG-TERM ASSETS:
Property and equipment, net	53,888	41,576
Operating lease right-of-use assets	149,149	94,703
Deferred tax assets, net	58,682	-
Other long-term assets	55,817	16,983
Total long-term assets	317,536	153,262
Total assets	$2,106,600	$1,685,508
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$45,001	$35,611
Accrued expenses and other current liabilities	234,377	171,040
Deferred revenue, current	409,677	339,951
Operating lease liabilities, current	25,819	29,013
Total current liabilities	714,874	575,615
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	142,948	77,023
Deferred revenue, non-current	1,942	2,639
Total long-term liabilities	144,890	79,662
Total liabilities	859,764	655,277
SHAREHOLDERS' EQUITY:
Other comprehensive income	18,097	3,189
Share capital and additional paid-in capital	1,662,029	1,579,074
Accumulated deficit	(433,290)	(552,032)
Total shareholders’ equity	1,246,836	1,030,231
Total liabilities and shareholders’ equity	$2,106,600	$1,685,508

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)	audited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$76,692	$23,005	$118,742	$32,372
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,738	3,216	13,805	11,858
Loss from sale of property and equipment	231	560	289	576
Share-based compensation	39,546	30,669	177,011	129,209
Share-based compensation granted to foundation	—	—	—	17,908
Amortization of discount and accretion of interest on marketable securities	(61)	420	(2,139)	(227)
Changes in operating assets and liabilities:
Accounts receivable, net	2,159	(5,174)	(4,748)	(7,893)
Prepaid expenses and other assets	(9,048)	8,427	(45,602)	16,280
Deferred taxes	(61,149)	—	(61,149)	—
Accounts payable	(1,259)	793	8,453	10,406
Accrued expenses and other liabilities, net	5,635	4,745	59,953	27,459
Deferred revenue	3,209	10,050	69,029	73,117
Net cash provided by operating activities	59,693	76,711	333,644	311,065
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,807)	(3,447)	(20,362)	(13,211)
Purchase of marketable securities	(28,250)	—	(187,829)	(49,570)
Maturities of marketable securities	77,855	—	77,855	—
Investment in affiliated company	—	(6,000)	—	(6,000)
Capitalized software development costs	(736)	(561)	(3,380)	(2,024)
Net cash provided by (used in) investing activities	42,062	(10,008)	(133,716)	(70,805)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	7,319	8,668	41,865	43,341
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	1,857	(924)	(15,218)	11,873
Repurchase of ordinary shares	(135,028)	—	(135,028)	—
Net cash provided by (used in) financing activities	(125,852)	7,744	(108,381)	55,214
INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	(24,097)	74,447	91,547	295,474
CASH AND CASH EQUIVALENTS - Beginning of period	1,527,246	1,337,155	1,411,602	1,116,128
CASH AND CASH EQUIVALENTS - End of period	$1,503,149	$1,411,602	$1,503,149	$1,411,602

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$296,545	$237,474	$1,098,898	$868,304
Share-based compensation	2,191	1,606	8,561	6,603
Non-GAAP gross profit	$298,736	$239,080	$1,107,459	$874,907

GAAP gross margin	89%	89%	89%	89%
Non-GAAP gross margin	89%	89%	90%	90%

Reconciliation of operating expenses
GAAP research and development	$84,922	$62,332	$320,799	$213,709
Share-based compensation	(17,222)	(14,266)	(82,250)	(50,995)
Non-GAAP research and development	$67,700	$48,066	$238,549	$162,714

GAAP sales and marketing	$170,733	$133,643	$630,851	$533,539
Share-based compensation	(10,875)	(5,852)	(44,084)	(33,865)
Non-GAAP sales and marketing	$159,858	$127,791	$586,767	$499,674
GAAP general and administrative	$38,505	$31,903	$148,996	$142,090
Share-based compensation	(9,258)	(8,945)	(42,116)	(37,746)
Charitable contribution to foundation (1)	—	—	—	(24,208)
Non-GAAP general and administrative	$29,247	$22,958	$106,880	$80,136

Reconciliation of operating income (loss)
GAAP operating income (loss)	$2,385	$9,596	$(1,748)	$(21,034)
Share-based compensation	39,546	30,669	177,011	129,209
Charitable contribution to foundation (1)	—	—	—	24,208
Non-GAAP operating income	$41,931	$40,265	$175,263	$132,383
GAAP operating margin	1%	4%	(0%)	(2%)
Non-GAAP operating margin	13%	15%	14%	14%

Reconciliation of net income
GAAP net income	$76,692	$23,005	$118,742	$32,372
Share-based compensation	39,546	30,669	177,011	129,209
Charitable contribution to foundation (1)	—	—	—	24,208
Income tax benefit related to valuation allowance reversal (2)	(61,150)	—	(61,150)	—
Tax expense (benefit) related to share-based compensation(3)	(80)	$3,626	$(1,017)	$(2,486)
Non-GAAP net income	$55,008	$57,300	$233,586	$183,303

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, basic	51,686,448	50,604,151	51,444,028	49,908,423
Effect of dilutive shares	1,241,798	2,338,465	1,642,956	2,512,403
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, diluted	52,928,246	52,942,616	53,086,984	52,420,826
GAAP net income per share, basic	$1.48	$0.45	$2.31	$0.65
GAAP net income per share, diluted	$1.45	$0.43	$2.24	$0.62
Non-GAAP net income per share, basic	$1.06	$1.13	$4.54	$3.67
Non-GAAP net income per share, diluted	$1.04	$1.08	$4.40	$3.50

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

(1)
Includes (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our ordinary shares that we contributed to the monday.com foundation, and (ii) a one-time cash contribution of $6.3 million from us to the monday.com foundation, calculated based on 1% of the gross proceeds from our initial public offering.

(2)
During the fourth quarter of 2025, the Company recorded a non-cash income tax benefit related to the reversal of a valuation allowance on deferred tax assets following sustained profitability. This benefit is excluded from non-GAAP net income as management believes it is a discrete item that is not indicative of the Company’s ongoing operating performance. The Company continues to evaluate the realizability of its deferred tax assets each reporting period.

(3)
The tax expense (benefit) related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax expense (benefit) enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)

Net cash provided by operating activities	$59,693	$76,711	$333,644	$311,065
Purchase of property and equipment	(6,807)	(3,447)	(20,362)	(13,211)
Capitalized software development costs	(736)	(561)	(3,380)	(2,024)
Purchase of property and equipment related to build-out and expansion of our corporate headquarters	4,584	—	12,758	—
Adjusted free cash flow	$56,734	$72,703	$322,660	$295,830
Adjusted free cash flow margin	17%	27%	26%	30%